UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Interim Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ending March 31, 2012

Date:	January 23, 2012
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-7200

Consolidated financial data for the six months ended September 30, 2011

(1) Operating results

(in millions of yen, except per share data)

	For the six months ended September 30,
	2011	2010
Total revenue	1,966,963	2,652,498
Income before income tax expense	394,016	950,258
Net income attributable to Mitsubishi UFJ Financial Group	190,964	582,870
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	12.87	40.39
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	12.82	40.31

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2011 and 2010 were ¥87,071 million and ¥248,695 million, respectively.

Notes:

1. Average number of shares outstanding

(in thousands of shares)

	For the six months ended September 30,
	2011	2010
Common stock	14,138,985	14,133,196

2. “Basic earnings per common share” and “Diluted earnings per common share” are based on “Net income available to common shareholders of Mitsubishi UFJ Financial Group” which excludes “Income allocable to preferred shareholders” from “Net income attributable to Mitsubishi UFJ Financial Group”.

3. The previously reported amounts, including those reported in (2) Financial condition, were restated as a result of retrospective application of the equity method of accounting in relation to the additional acquisition of the investment previously accounted for as securities available for sale. Please refer to the page 5 “Restatement of Consolidated Financial Statements” for the details of the restatement.

(2) Financial condition

(in millions of yen)

	As of September 30,	As of March 31,
	2011	2011
Total assets	212,715,173	202,850,243
Total Mitsubishi UFJ Financial Group shareholders’ equity	8,321,148	8,335,699

(3) Cash flows

(in millions of yen)

	For the six months ended September 30,
	2011	2010
Net cash provided by operating activities	558,930	664,575
Net cash used in investing activities	(5,823,445)	(3,098,231)
Net cash provided by financing activities	5,095,342	2,525,115
Cash and cash equivalents at end of period	3,053,917	2,930,622

This report is an excerpt of certain highlights from our semiannual condensed consolidated financial information under U.S. GAAP that is included in a report on Form 6-K (the “Form 6-K”) to be submitted to the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 6-K includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including its business and other detailed U.S. GAAP financial information. You should read the entire Form 6-K carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding realizability of the deferred tax assets or provision for credit losses are based on assumptions and other estimations with respect to economic factors, our business performance and other factors. There exist a number of factors that create uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies and changes in the regulatory environment. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F, reports on Form 6-K and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of yen)	As of September 30, 2011	As of March 31, 2011
Assets:
Cash and due from banks	3,053,917	3,230,804
Interest-earning deposits in other banks	6,812,319	7,333,767
Call loans, funds sold, and receivables under resale agreements	5,910,724	5,320,958
Receivables under securities borrowing transactions	4,914,149	3,600,318
Trading account assets	34,784,005	28,824,795
Investment securities:
Securities available for sale	56,257,325	54,329,881
Securities being held to maturity	2,591,667	3,017,189
Other investment securities	882,533	1,704,244

Total investment securities	59,731,525	59,051,314

Loans, net of unearned income, unamortized premiums and deferred loan fees	86,916,948	87,501,975
Allowance for credit losses	(1,228,157)	(1,240,456)

Net loans	85,688,791	86,261,519

Premises and equipment—net	972,447	962,548
Accrued interest	221,394	233,224
Customers’ acceptance liability	89,768	69,950
Intangible assets—net	927,596	991,521
Goodwill	360,772	363,392
Deferred tax assets	1,191,214	1,285,013
Other assets	8,056,552	5,321,120

Total assets	212,715,173	202,850,243

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	14,752,815	16,421,024
Interest-bearing	97,267,209	99,120,619
Overseas offices, principally interest-bearing	21,373,998	21,090,061

Total deposits	133,394,022	136,631,704

Call money, funds purchased, and payables under repurchase agreements	17,450,972	14,702,562
Payables under securities lending transactions	4,079,084	2,104,105
Due to trust account and other short-term borrowings	10,854,769	9,121,738
Trading account liabilities	11,449,498	9,908,974
Obligations to return securities received as collateral	4,520,144	3,267,775
Bank acceptances outstanding	89,768	69,950
Accrued interest	156,585	181,814
Long-term debt	12,810,508	13,356,728
Other liabilities	9,317,953	4,841,981

Total liabilities	204,123,303	194,187,331

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock	442,100	442,100
Common stock	1,645,139	1,644,132
Capital surplus	6,384,120	6,395,705
Retained earnings (Accumulated deficit):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings (Accumulated deficit)	351,360	254,103
Accumulated other changes in equity from nonowner sources, net of taxes	(732,554)	(628,661)
Treasury stock, at cost	(8,588)	(11,251)

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,321,148	8,335,699
Noncontrolling interests	270,722	327,213

Total equity	8,591,870	8,662,912

Total liabilities and equity	212,715,173	202,850,243

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2011	2010
Interest income:
Loans, including fees	801,477	855,653
Deposits in other banks	21,205	13,321
Investment securities	345,662	248,331
Trading account assets	139,986	148,057
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	49,840	25,579

Total	1,358,170	1,290,941

Interest expense:
Deposits	113,399	137,690
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	49,431	32,163
Due to trust account, other short-term borrowings, and trading account liabilities	30,417	28,194
Long-term debt	130,900	143,972

Total	324,147	342,019

Net interest income	1,034,023	948,922
Provision for credit losses	89,342	186,314

Net interest income after provision for credit losses	944,681	762,608

Non-interest income:
Fees and commissions	548,822	557,613
Foreign exchange gains—net	67,836	175,107
Trading account profits—net	449,243	486,017
Investment securities gains (losses)—net	(19,226)	105,841
Equity in losses of equity method investees	(515,403)	(44,661)
Other non-interest income	77,521	81,640

Total	608,793	1,361,557

Non-interest expense:
Salaries and employee benefits	443,726	437,698
Occupancy expenses—net	79,441	80,659
Fees and commission expenses	101,751	102,947
Outsourcing expenses, including data processing	94,868	97,454
Depreciation of premises and equipment	45,756	48,471
Amortization of intangible assets	105,321	109,881
Impairment of intangible assets	27,040	16,363
Insurance premiums, including deposit insurance	57,996	56,513
Communications	24,693	27,253
Taxes and public charges	31,694	33,450
Other non-interest expenses	147,172	163,218

Total	1,159,458	1,173,907

Income before income tax expense	394,016	950,258
Income tax expense	198,806	369,996

Net income before attribution of noncontrolling interests	195,210	580,262
Net income (loss) attributable to noncontrolling interests	4,246	(2,608)

Net income attributable to Mitsubishi UFJ Financial Group	190,964	582,870

Income allocable to preferred shareholders:
Cash dividends paid	8,970	11,970

Net income available to common shareholders of Mitsubishi UFJ Financial Group	181,994	570,900

(in yen)
Earnings per share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	12.87	40.39
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	12.82	40.31

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Changes in Equity from Nonowner Sources (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2011	2010
Net income before attribution of noncontrolling interests	195,210	580,262
Net unrealized holding losses on investment securities	(32,408)	(202,192)
Net unrealized losses on derivatives qualifying for cash flow hedges	(36)	(2,811)
Pension liability adjustments	(10,701)	(27,283)
Foreign currency translation adjustments	(59,994)	(102,905)

Total changes in equity from nonowner sources	92,071	245,071

Net income (loss) attributable to noncontrolling interests	4,246	(2,608)
Other changes in equity from nonowner sources attributable to noncontrolling interests	754	(1,016)

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group	87,071	248,695

Credit Quality Data (Unaudited)
(in millions of yen)	As of September 30, 2011	As of March 31, 2011
Nonaccrual loans	1,122,053	1,169,179
Restructured loans	945,503	839,550
Accruing loans contractually past due 90 days or more	63,569	55,748

Total	2,131,125	2,064,477

Loans	86,916,948	87,501,975
Allowance for credit losses	(1,228,157)	(1,240,456)

Restatement of Consolidated Financial Statement (Unaudited)

As a result of retroactive application of the equity method of accounting in relation to the additional acquisition of investments, the previously reported amounts were restated as follows:

	As previously reported	Adjustments	As adjusted
(in millions of yen)	For the six months ended September 30, 2010
Income before income tax expense	964,859	(14,601)	950,258
Net income attributable to Mitsubishi UFJ Financial Group	591,531	(8,661)	582,870

(in millions of yen)	As of March 31, 2011
Total assets	202,861,288	(11,045)	202,850,243
Total Mitsubishi UFJ Financial Group shareholders’ equity	8,343,824	(8,125)	8,335,699